SCHEDULE 13D
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA RECYCLING ENERGY CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
16891 3101
(CUSIP Number)
Ku Guohua
China Recycling Energy Corporation
429 Guangdong Road
Shanghai 200001
People’s Republic of China
Tel: (86-21) 6336-8686
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Cinda Asset Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,124,724 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,124,724 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,124,724 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%(2)

14	TYPE OF REPORTING PERSON

IA

(1)	Includes a maximum amount of (i) 3,062,362 shares of the Company’s Common Stock into which the secured convertible Note, dated December 28, 2010 (excluding interest convertible into Common Stock) may be converted by China Cinda (HK) Asset Management Co., Ltd., a subsidiary of China Cinda Asset Management Co., Ltd., assuming the conversion price is not adjusted, and (ii) 1,531,181 shares for which the Loan referred to herein may be exchanged by Well Kent International Enterprises (Shenzhen) Company Limited and 1,531,181 shares for which such Loan may be exchanged by China Jingu International Trust Co., Ltd., each of which is a subsidiary of China Cinda Asset Management Co., Ltd. The conversion/ exchange price of $2.46 per share is subject to adjustment based upon the Company’s earnings per share for the year ended December 31, 2010. The exchange price is further subject to adjustment based upon changes in the RMB to U.S. dollar exchange rate.

(2)	The percentage of class specified is calculated on the basis of 38,778,035 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, increased by the aggregate number of shares of Common Stock issuable upon the conversion of the principal amount of the secured convertible Note, dated December 28, 2010 and/or the exchange of the principal amount of the Loan.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Cinda (HK) Asset Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,062,362 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,062,362 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,062,362 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(2)

14	TYPE OF REPORTING PERSON

IA

(1)	Includes a maximum amount of 3,062,362 shares of the Company’s Common Stock into which China Cinda (HK) Asset Management Co. Ltd. has the right to convert the secured convertible Note, dated December 28, 2010 (excluding interest convertible into Common Stock) assuming the conversion price is not adjusted. The conversion price of $2.46 per share is subject to adjustment based upon the Company’s earnings per share for the year ended December 31, 2010.

(2)	The percentage of class specified is calculated on the basis of 38,778,035 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, increased by the aggregate number of shares of Common Stock issuable upon the conversion of the principal amount of the secured convertible Note, dated December 28, 2010.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Well Kent International Enterprises (Shenzhen) Company Limited.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,531,181 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,531,181 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,531,181 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(2)

14	TYPE OF REPORTING PERSON

IA

(1)	Includes a maximum amount of 1,531,181 shares of the Company’s Common Stock into which Well Kent International Enterprises (Shenzhen) Company Limited can exchange the outstanding principal loan amount per the Exchange Rights Agreement, dated August 18, 2010, assuming an RMB to U.S. dollar exchange rate of RMB 6.63709 = U.S.$1.00, and assuming the exchange price is not adjusted. The exchange price of $2.46 per share is subject to adjustment based upon the Company’s earnings per share for the year ended December 31, 2010 and changes in the RMB to U.S. dollar exchange rate.

(2)	The percentage of class specified is calculated on the basis of 38,778,035 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, increased by the aggregate number of shares of Common Stock issuable upon the exchange of the principal loan amount beneficially owned per the Exchange Rights Agreement dated August 18, 2010.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Jingu International Trust Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,531,181 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,531,181 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,531,181 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(2)

14	TYPE OF REPORTING PERSON

IA

(1)	Includes a maximum amount of 1,531,181 shares of the Company’s Common Stock into which China Jingu International Trust Co., Ltd. can exchange the outstanding principal loan amount per the Exchange Rights Agreement, dated August 18, 2010), assuming an RMB to U.S. dollar exchange rate of RMB 6.63709 = U.S.$1.00, and assuming the exchange price is not adjusted. The exchange price of $2.46 per share is subject to adjustment based upon the Company’s earnings per share for the year ended December 31, 2010 and changes in the RMB to U.S. dollar exchange rate.

(2)	The percentage of class specified is calculated on the basis of 38,778,035 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, increased by the aggregate number of shares of Common Stock issuable upon the exchange of the principal loan amount per the Exchange Rights Agreement dated August 18, 2010.

Item 1. Security and Issuer.
This Statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of China Recycling Energy Corporation (the “Company”). The Company’s principal executive offices are located at 429 Guangdong Road, Shanghai 200001, People’s Republic of China.
Item 2. Identity and Background.
(a) This Statement is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) China Cinda Asset Management Co. and China Cinda (HK) Asset Management Co., Ltd. (“Cinda HK”), (ii) Well Kent International Enterprises (Shenzhen) Company Limited (“Well Kent”) and (iii) China Jingu International Trust Co., Ltd. (“China Jingu”) (collectively, the “Reporting Persons”).

(b) The principal business and principal office of each of the Reporting Persons is located at c/o Room 1101, 11/F., Tower 1 Admiralty Centre, 18 Harcourt Road, Hong Kong.

(c) The principal business of the Reporting Persons is the acquiring, holding, managing, supervising and disposing of investments in various businesses.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The securities being reported in this statement were acquired beneficially by the Reporting Persons pursuant to (i) a Notes Purchase Agreement (“Purchase Agreement) dated August 18, 2010 by and among the Company and its wholly-owned direct and indirect subsidiaries, on the one hand, and Cinda HK (also referred to as in the “Investor”), on the other, (ii) a capital trust loan contract (“Onshore Loan Agreement”) dated August 18, 2010 by and among the Company, Well Kent International Enterprises (Shenzhen) Company Limited, China Jingu International Trust Co., Ltd. (the latter two entities being “Lenders”), and Xi’an TCH Energy Technology Co., Ltd. (“Xi’an TCH”), as borrower (the “Borrower”) and (iii) an exchange rights agreement (“Exchange Rights Agreement”) also dated August 18, 2010 by and among the Company, the Lenders, Cinda HK and Xi’an TCH.
Under the terms of the Purchase Agreement, the Company sold to the Investor, on December 28, 2010, a secured convertible note in the principal amount of $7,533,411, the US dollar equivalent of RMB 50 million (the “Note”). Pursuant to the Purchase Agreement, the Company, upon 45 days notice to the Investor, may require the Investor to purchase an additional convertible note (“Additional Note”) in the principal amount of the US dollar equivalent of RMB 50 million. The Note bears interest at a variable rate and matures on December 28, 2013. The principal face amount of the Note, together with any interest thereon, is convertible, at the option of the Investor, at any time on or after the date on which the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2010 are available, and prior to the maturity of the Notes, into shares of Common Stock at a conversion price determined per the terms of the Note. The Additional Note, if and when issued, will be convertible into shares of Common Stock on similar terms.
Under the terms of the Onshore Loan Agreement the Lenders made a loan in the amount of RMB 50 million on January 30, 2011 (the “Loan”). The Loan matures on January 30, 2014. The Onshore Loan Agreement provides that the Lenders may be required to extend an additional Loan in the amount of RMB 50 million upon request of the Borrower (the “Additional Loan”). Pursuant to the terms of the Exchange Rights Agreement, which makes reference to the Onshore Loan Agreement, the Lenders have the option at any time after the date on which the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 are available, and prior to the maturity date of the Loan, to exchange the entire Loan amount for shares of Common Stock at an exchange price determined per the terms of the Exchange Rights Agreement. The Additional Loan, if made, will be exchangeable, per the Exchange Rights Agreement, for shares of Common Stock upon similar terms.

Assuming that the conversion/exchange price is not adjusted, the number of shares of Common Stock issuable to the Investor upon conversion of the maximum possible amount of the Note and to the Lenders pursuant to exchange of the Loan as per the Exchange Rights Agreement, would be 6,124,724 with cash payment to the Investor and the Lenders in lieu of any fractional shares. The shares of Common Stock issuable upon conversion of the Note and exchange per the Exchange Rights Agreement are the only reportable shares of Common Stock beneficially held by the Reporting Persons. The conversion/exchange price for the Note is subject to adjustment based upon the Company’s earnings per share for the year ended December 31, 2010. The exchange price for the Loan is further subject to adjustment based upon changes in the exchange rate between the U.S. dollar and the RMB.
Assuming the Additional Note is issued and the Additional Loan is made, the maximum number of shares of Common Stock issuable upon conversion of the Note and the Additional Note, together with the maximum number of shares issuable upon exchange of the Loan and the Additional Loan would be 12,249,448, assuming no change in the U.S. dollar to RMB exchange rate.
The Note contains customary affirmative and negative covenants and events of default. If an event of default were to occur, the principal amount and accrued and unpaid interest and all other amounts payable under the Note would become immediately due and payable, upon demand. The obligations of the Company under the Note rank pari passu to all other secured debt of the Company.
The source of the purchase price for the Note, and the lending amount under the Onshore Loan Agreement contemplated by the Exchange Rights Agreement, was the self-owned operating funds of the Reporting Persons.
Item 4. Purpose of Transaction.
The Reporting Persons are acquiring the rights to acquire shares of Common Stock through conversion of the Note and exchange of the Loan per the Exchange Rights Agreement for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants or rights to acquire shares of Common Stock outside of those contemplated by the Purchase Agreement or the Exchange Rights Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by gift, or otherwise, all or a portion of the Notes, Loan or shares of Common Stock which they now own or may hereafter acquire from the Company.
Except as described above or elsewhere herein, at the date of this Statement, the Reporting Persons do not have plans or proposals which would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Except as set forth below changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.
In connection with the Purchase Agreement and the Exchange Rights Agreement, the Company, the Investor, on behalf of itself and the Lenders and certain of the Company’s other major shareholders entered into an Amended and Restated Shareholders Agreement, dated as of August 18, 2010 (the “Shareholders Agreement”). The Shareholders Agreement entitles the Investor to nominate two representatives to the Company’s Board of Directors, which Board of Directors, pursuant to the terms of the Shareholders Agreement, shall have no more than seven (7) members. The Investor has not presently nominated any members to the Company’s Board of Directors, although the Investor reserves the right to do so at its sole discretion, pursuant to the terms of the Shareholders Agreement.
Under the terms of the Shareholders Agreement, the Investor has certain rights with respect to all subsequent transactions to directly or indirectly, sell, assign, transfer or otherwise dispose of Common Stock undertaken or proposed to be undertaken by the principal shareholder of the Company party to the Shareholders Agreement. By exercising these rights, the Investor could impede the acquisition of control of the Company by other persons.
Item 5. Interest in Securities of the Company.
(a) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding Common Shares beneficially owned by the Reporting Persons. The percentage of class specified is calculated on the basis of 38,778,035 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, increased by the aggregate number of shares of Common Stock issuable upon the conversion of the principal amount of the secured convertible Note and/or exchange of the Loan pursuant to the Exchange Rights agreement, as the case may be.
(b) See items 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Cinda HK and China Cinda Asset Management Co., Ltd. (“Cinda PRC”), the former as subsidiary and the latter as parent company, have the shared power to vote or direct the vote and to dispose or direct the disposition of 3,062,362 shares of Common Stock. Well Kent International Enterprises (Shenzhen) Company Limited and China Jingu International Trust Co., Ltd. share with Cinda HK and Cinda PRC the power to vote or direct the vote and to dispose or direct the disposition of 3,062,362 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.
Notes Purchase Agreement. Under the terms of the Purchase Agreement, the Company sold to the Investor a secured convertible Note in the principal amount of $7,533,411 equal to the US dollar equivalent of RMB 50 million. Pursuant to the Purchase Agreement, the Company, upon 45 days notice to the Investor, may require the Investor to purchase an additional Note in the principal amount equal to the USD equivalent of RMB 50 million (“Additional Note”). The Note bears interest at a variable rate and matures on December 28, 2013. The principal face amount of the Note, together with any interest thereon, may be converted, at the option of the Investor, at any time on or after the date on which the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2010 are available and on or prior to maturity, into shares of Common Stock at the initial conversion price determined by the terms of the Note.
Onshore Loan Agreement. Under the terms of the Onshore Loan Agreement the Lenders made a loan in the amount of RMB 50 million on January 30, 2011 (the “Loan”). The Loan matures on January 30, 2014. The Onshore Loan Agreement provides that the Lenders may be required to extend an additional Loan in the amount of RMB 50 million upon request of the Borrower (the “Additional Loan”). Pursuant to the terms of the Exchange Rights Agreement, which makes reference to the Onshore Loan Agreement, the Lenders have the option at any time after the date on which the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 are available, and prior to the maturity date of the Loan, to exchange the entire Loan amount for shares of Common Stock at an exchange price determined per the terms of the Exchange Rights Agreement.
The shares of Common Stock issuable upon conversion of the Note and the shares of the Common Stock that may be issued per the Exchange Rights Agreement are the only reportable shares of Common Stock beneficially held by the Reporting Persons.
Amended and Restated Shareholders Agreement. In connection with the purchase of the Note under the terms of the Purchase Agreement, and making the Loan under the Onshore Loan Agreement, the Investor for itself and on behalf of the Reporting Persons entered into the Amended and Restated Shareholders Agreement, dated as of August 18, 2010, with the Company and certain of its other major shareholders.
The Shareholders Agreement includes a variety of covenants, including, among others:
•	The Investor is entitled to nominate two representatives to the Company’s Board of Directors and a deputy general manager to the Company, as described in Item 4 above;

•	without the Investor’s consent, the Company may not declare or pay any dividends on the Common Stock, redeem or repurchase any Common Stock; and

•	the Investor must consent to the Company’s annual budgets, as well as any business venture not contemplated by the Company’s business plan.
The totality of the rights and obligations set out in the Shareholders Agreement shall terminate upon the earlier of (a) the date the Investors (as defined therein) or any of their Affiliates (including any successor to the rights and obligations of the Investors) cease to hold any Investor Shares (as defined therein) and the Company’s obligations under the Notes have been fully and indefeasibly paid and performed or otherwise satisfied; (b) the Principal Shareholder (as defined therein, including any successor to the rights and obligations of the Principal Shareholder) ceases to hold any securities; and (c) by mutual agreement by all parties involved.
Share Pledge Agreement. As collateral for the Note, Mr. Ku Guohua, a major shareholder of Company, pledged 23.85% shares of Common Stock held by him to secure the Note.
Intercreditor Agreement. Under the terms of the Intercreditor Agreement, various parties to the Notes Purchase Agreement, the Onshore Loan Agreement and Exchange Rights Agreement, and the Share Pledge Agreement, appoint Cinda HK as Security Agent to act as their agent and trustee in connection with the various security documents (the Share Pledge Agreement, the Guarantee Agreement, and the Intercreditor Agreement itself), and further authorizes Cinda HK to take such action and to execute and carry out all discretions, authorities, rights, powers and duties as are specifically conferred upon it in those agreements.
Guarantee Agreement. Under the terms of the Guarantee Agreement dated August 18, 2010, the guarantor unconditionally and irrevocably guarantees payment and performance of all debts and obligations owed the Company to the Investor under the Note.
Registration Rights Agreement. On August 18, 2010, the Company (for itself and as agent for its subsidiary) and the Investor entered into a Registration Rights Agreement, pursuant to which the Company is required to file a registration statement covering the shares of Common Stock owned by the Investors or that may be acquired by the Investors upon the conversion of any convertible security, including the Notes, or the exercise of any warrant, option or other right owned by it, within one hundred and twenty (120) days from the Closing Date(s) under the Purchase Agreement.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of January 28, 2011 by and among the Reporting Persons*.

2	Form of Notes Purchase Agreement (incorporated by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010.

3	Capital Trust Loan Contract (incorporated by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010.

4.	Form of Amended and Restated Shareholders Agreement (incorporated by reference to exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010.

5	Form of Secured Convertible Note/ incorporated by reference to exhibit 10.5 to the Company’s quarterly report on Form 10-Q filed with the Commission on November 16, 2010.

6.	Form of Exchange Rights Agreement*.

*	filed herewith

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.
Dated: January 28, 2011

China Cinda Asset Management Co. Ltd.
By:	/s/ Jiang Hang Hou
	Name:	Jiang Hang Hou
	Title:	CEO

China Cinda (HK) Asset Management Co. Ltd.
By:	/s/ Ma YiLin
	Name:	Ma YiLin
	Title:	Director

Well Kent International Enterprises (Shenzhen) Company Limited.
By:	/s/ Gao ZiHan
	Name:	Gao ZiHan
	Title:	Managing Director

China Jingu International Trust Co., Ltd.
By:	/s/ Yu Wei
	Name:	Yu Wei
	Title:	Director